TurboPass



TURBO Charging TRANSACTIONS

The Problem

Fraud + Paper

= Friction


Auto Loan Fraud Originations by Year
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

$6+ Billion *Cox Automotive







The Solution

TurboPass

Transforms the VALIDATION of Identity, Income & Employment

removing FRICTION, FRAUD AND PAPER! for

Consumers → Dealers → Lenders

The Process

TurboPass®


TurboPass

DEALER Invites BUYER VIA TurboPass Portal (1 Min)

Mobile	Secure	Fast



BUYER Links Via Mobile/SMS(2 Min)

Identity	Bank Statements	Employment



DEALER Receives Report Via Portal (1 Min)

UNIQUE REPORT TOKEN Issued	Sharable to Lender(s)	TRUSTED by Lender(s)

Market Opportunity

1.2 Trillion
58 Million Cars Sold in 2018

US AUTO Market


$1.2T
New
Used
Refinance

Traction

TurboPass

Dealers

CAPITOL CHEVROLET

CHARLES MAUND TOYOTA

Sames Since 1910 Texas' Oldest Dealership

Coast to Coast Motors

PELTIER CHEVROLET

Honda of SAN MARCOS

AutoMax PREOWNED

Lenders

Westlake Financial Services

Sprout Funding

Traction

TurboPass

Dealer

AutoMax PREOWNED



80
60
40
20
0
Jan
Feb
Mar
Apr
May

45% increased MoM Report "Pulls"

Lender

Westlake Financial Services



15
10
5
0
Jan
Feb
Mar
Apr
May

Reduced Validation time for Self Employed from 14+ days to less than 1 day

SAAS Business Model


Dealers
Lenders
Investors
Rating Agencies
Consumers
TurboPass

<u>SUBSCRIBERS</u>

Auto dealers purchase reports and share TOKEN w

Lenders who pay for access to data / PDF output.

Investors pay for use as an audit tool

Rating agencies would pay to measure/price ABS pools

Consumers Use as a "pre-shopping tool" like Carfax

NOTE: 2 Patents Pending for:

CONSUMER-AUTHORIZED CONTROLLED DISTRIBUTION OF TRUSTED SOURCE DATA

Competition

TurboPass

INFORMED

- Lender (trailing docs) Solution
- Focused on OCR paper imaging Tech
- Founders FCRA/Lending Experience Limited
- Pivoted Startup backed by Magdalena Yesil

microbilt

- Direct Lender Focus (No Dealer Strategy)
- Founder Served Jail Time for Tax Fraud
- Low Cost – Low Service – Low Quality
- No Product Support

EQUIFAX

- Massive Data Breach 2017
- Great Distribution
- Lacking R&D or Product Innovation
- 100% B2B
- Damaged Trust Brand

Use of Funds

TurboPass

Raising Seed Round
Up to $1.5MM


Operations
10%
Sales & Marketing
40%
Technology
40%
Legal
10%

Leadership Team



Michael Jarman

Co-Founder & CEO

32 Year Auto Finance Veteran
Early Sales Team at CapitalOne
Santander Consumer – VP Regions Bank
Board – Let's Play! Sports Inc.



Kenneth Jarman

Co-Founder & COO

Finance Leader with Group1Automotive
Co-Founder Sierra Motors
Co Founder Sierra Acceptance



Jude Samson

Chief Technology Officer

Custom Solutions Architect Since 1991
Founder Online Agency
Co-Founder-RFMX



Zahid Kassem - CFE

EVP - Business Development

SVP - Santander Consumer USA
Director – Fraud Risk Management at ALLY
Sr Director – Enterprise Risk – NetSpend



Josh Dockery

Director – Product Development

Chief Product Engineer - PHAROS
10 Years Experience PHP, Ruby, AWS, Databases, Linux Administration



Andrew Polito - MBA

Fractional CFO – The Ronin Society

Co-Founder The Ronin Society
Co-Founder Saas Based Proximity Learning (exit 2019)

Advisors

TurboPass



Dave Prescher

Strategic Advisor - Auto Finance

- President - CRB Auto
- EVP WFS Financial
- National Sales Manager - SIxthGear



Travis Brodeen

Founder MVP Institute

- CoFounder - NewChip
- Over 115,000 users
- Developed NC Crowdfunding App



Claire Weber - MBA

Advisor – Data Aggregation

- Former COO @ FormFree
- FannieMae Day1 Certainty Vendor
- Rocket Mortgage Pilot



Shaun Martin

Technology – Scale – HR/Dev Mentor

- Founder Rebase
- Member 10X Factory
- Former Director Software Development UShip.com



Craige Thompson - JD

IP/Patent Cousel – Advisor

- 2 Patents Pending - TurboPass
- 1 Software Utility 1 Process (GUI)



Rebecca Kuhn

Compliance Counsel

- Partner – Hudson Cook LLP
- Asst. Director Federal Trade Commission
- Sr VP Compliance Counsel – CoreLogic


TurboPass
TURBOCHARGING TRANSACTIONS!
Contact Zahid Kassem or Mike Jarman
Zahid@NoStips.com OR Mike@NoSTIPS.com